UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of April 2008

000-30842

(Commission File Number)

ASAT Holdings Limited

(Registrant’s name )

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):             .

ASAT Holdings Limited (“the Company”) is filing this Form 6-K to announce that Dongguan Wellmean Decoration Engineering Company Limited (“Wellmean”) has initiated a lawsuit against the Company’s wholly owned operating subsidiary, ASAT Semiconductor (Dongguan) Limited, in the People’s Republic of China (“ASAT China”). The lawsuit was filed in the People’s Intermediate Court of the City of Dongguan, Guangdong, the People’s Republic of China.

In its claim, Wellmean alleges that ASAT China breached its contract with Wellmean by failing to pay the plaintiff the amount of approximately Renminbi 7.7 million (approximately US$1.1 million), plus interest, in construction and renovation fees arising in connection with the construction of the Company’s manufacturing facilities in Dongguan, China.

The Company disputes Wellmean’s position that it has fully performed its obligations under the contract and intends to vigorously defend against Wellmean’s claims. However, given the preliminary stage of the lawsuit and the inherent uncertainties of litigation, the Company’s management is unable to predict the ultimate duration of the lawsuit or the eventual outcome or costs of defending such claims.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT HOLDINGS LIMITED

Date: April 15, 2008

	By:	/s/ KEI HONG CHUA
	Name:	Kei Hong Chua
	Title:	Chief Financial Officer